

Financial Statements

For the fiscal year December 2024

(Unaudited)

Pump For Joy, LLC
Balance Sheet
As of December 31, 2024

December 31, 2024

Cash	$	10,252
Accounts Receivable	$	2,500
(NC Grant Funds Due to be Paid)		
TOTAL ASSETS	**$**	**10,252**
LIABILITIES		
Borrowed Funds (See Note 4)	$	1,000
Accrued Interest Payable	$	69
TOTAL LIABILITIES	**$**	1,069
SHAREHOLDER'S EQUITY		
Paid-in Capital (from founder, Erin Martin)	$	2,346
Accumulated Net Income	$	6,837
TOTAL SHAREHOLDER'S EQUITY	**$**	9,183
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$**	**10,252**

Pump For Joy, LLC
Statement of Operations
12 Months Ended December 31, 2024

		Year Ended 12/31/2024
INCOME		
(from grants - designated as "non-dilutive funds")		
Pitch Funds	$	10,250
NC Grant Pitch Funds	$	10,000
TOTAL INCOME	**$**	**20,250**
EXPENSES		
Research and Development (R&D)	$	11,553
Consultants / Advisors	$	1,452
Marketing	$	339
Accrued Interest	$	69
TOTAL EXPENSE	**$**	**13,413**
NET INCOME	**$**	**6,837**

Pump For Joy, LLC
Satement of Cash Flows
12 Months Ended December 31, 2024

		Year Ended 12/31/2024
CASH FLOWS FROM OPERATION ACTIVITIES		
Net Orerating Income	$	6,837
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Shareholder Equity	$	2,346
(personal $ from founder Erin Martin)		
CASH FLOWS FROM FINANCING ACTIVITIES		
Line of Credit Advances	$	2,500
Line of Credit Payments	$	(1,500)
CASH FLOWS FROM OPERATING ACTVITIES		
Increaase in Accrued Interest Payable	$	69
NET INCREASE IN CASH	$	10,252
Cash, beginning of period	$	-
Cash, end of period	$	**10,252**

Pump for Joy LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024
Opening Balance	$0.00
Net profit/loss	$6,837.00
Paid-In Capital	$2,346.00
Ending Balance	$9,183.00

NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2024

1. **ORGANIZATION AND PURPOSE**

   Pump for Joy, LLC was organized in the state of North Carolina on January 23, 2024. On May 7, 2025, Pump for Joy LLC converted to Pump for Joy, Inc, a Delaware corporation. The Company manufactures single-use biodegradable breast-milk collection kits compatible with certain double electric pumps.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. Basis of Accounting
      - The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded when liabilities are incurred.
   b. Fiscal Year
      - The Company operates on a 52-week fiscal year ending on December 31.
   c. Cash Equivalents
      - Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2024, the Company's cash positions include its operating bank account.
   d. Expense Definitions
      - Research and development expenses are comprised of prototyping, design, and design-for-manufacturing (DFM) expenses. Consulting expenses include regulatory consulting and legal counsel.
   e. Use of Estimates
      - The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to the period ended December 31, 2024. In 2025, the Company converted from a limited liability company to a Delaware C-corporation. Additionally, the Company issued common stock to co-founder Vanessa Parker pursuant to a co-founder agreement. These events represent non-recognized subsequent events that occurred after the balance-sheet date and do not require adjustment to the financial statements. No other events require recognition or disclosure under ASC Section 855-10, *Subsequent Events.*

4. **MERCHANT CASH ADVANCE AGREEMENTS** (Balance Sheet Reference: "Merchant cash advance payable – See Note 4")

In November 2024, the Company entered into two merchant cash advance ("MCA") agreements with Novo Funding LLC to provide short-term working capital. These transactions are structured as sales of future receivables and are treated as financing arrangements for financial-statement purposes.

- Agreement 1: Executed November 26, 2024, for an advance of $1,000 in exchange for repayment of $1,165 in future receivables.
- Agreement 2: Executed November 27, 2024, for an advance of $1,500 in exchange for repayment of $1,747.50 in future receivables.

Monthly remittances are automatically withdrawn by Novo based on a percentage of the Company's monthly cash inflows, with stated collection percentages of 14.35 percent and 21.53 percent, respectively. Although Novo defines these as sales of future receivables, the Company records them as liabilities under current liabilities on the balance sheet due to the fixed repayment terms.

On December 6, 2024, the Company repaid $1,500 of the total MCA balance. Accordingly, the *Borrowed Funds* line item on the balance sheet represents the remaining outstanding balance of $1,000 as of December 31, 2024.